03011935

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
FEB 28 2003
WASH. D.C.

| SEC FILE NUMBER |
| --- |
| 8-51622 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2002__ AND ENDING __DECEMBER 31, 2002__

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  SCH ENTERPRISES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

23 N. GREEN STREET, SUITE B

(No. and Street)

BROWNSBURG        INDIANA        46112

(City)        (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__STEVE HEINEKAMP__        __317-852-8184__

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.

(Name – if individual, state last, first, middle name)

8465 KEYSTONE CROSSING, SUITE 195     INDIANAPOLIS    INDIANA    46240

(Address)        (City)        (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

**MAR 1 8 2003**

**THOMSON FINANCIAL**

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, __STEVE HEINEKAMP_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SCH ENTERPRISES, INC._____ , as of __DECEMBER 31_____, 20_02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<br>

Signature

JESSICA GONZALEZ
NOTARY PUBLIC
COUNTY OF RESIDENCE HENDRICKS

Notary Public

My Commission expires : November 29, 2009

PRINCIPAL FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

## CONTENTS

# PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder
SCH Enterprises, Inc.
Indianapolis, Indiana

## Independent Auditor's Report

We have audited the accompanying statement of financial condition of SCH Enterprises, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SCH Enterprises, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 23, 2003

Stephen D. Price, C.P.A.                    Joseph G. Miller, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.                    Frank T. Crislip, Jr., C.P.A.

SCH ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

| | | |
|---|---|---:|
| Cash | $ | 8,602 |
| Investment – 400 shares of the NASD | | |
| Stock Market, Inc. at cost | | 4,600 |
| Total assets | $ | 13,202 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Liabilities – payroll taxes | $ | 2,087 |
| | | |
| Stockholder's equity: | | |
| Common stock, authorized, 1,000 shares no par, | | |
| issued and outstanding 250 shares | | 9,500 |
| Retained earnings | | 1,615 |
| Total stockholder's equity | | 11,115 |
| | | |
| Total liabilities and stockholder's equity | $ | 13,202 |

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE
|  |  |  |
|---|---|---|
| Sales commission | $ | 164,595 |
| Interest income |  | 382 |
|  |  | 164,977 |

EXPENSES
|  |  |
|---|---|
| Compensation and benefits | 32,896 |
| Professional fees | 2,569 |
| Occupancy (net of sharing agreement) | 5,007 |
| Administrative expenses | 22,795 |
|  | 63,267 |

NET INCOME                                        $      101,710

See accompanying notes to financial statements.

# SCH ENTERPRISES, INC.
## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2002

|  | Common Stock | Retained Earnings |
|---|---|---|
| Balance at January 1, 2002 | $ 9,500 | $ 4,422 |
| Net income |  | 102,093 |
| Dividends paid |  | (104,900) |
| Balance at December 31, 2002 | $ 9,500 | $ 1,615 |

SCH ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---:|
| **Operating Activities** | |
| Net income | $ 102,093 |
| Adjustments to reconcile net income | |
| to cash provided by operating activities: | |
| Increase in payroll tax liabilities | 2,087 |
| Cash provided by operating activities | 104,180 |
| | |
| **Financing Activity** | |
| Dividends paid | (104,900) |
| | |
| Decrease in cash | 720 |
| | |
| Cash at beginning of year | 9,322 |
| | |
| Cash at end of year | $ 8,602 |

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1.     NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

SCH Enterprises, Inc. (the "Company") was organized and incorporated on
April 1, 1999, and is engaged in and doing business as a $5,000 broker-dealer.

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect the reported amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the date of the financial statements and the
reported amounts of revenues and expenses during the reporting period. Actual
results could differ from those estimates.

INCOME TAXES

Federal income taxes have not been provided because the stockholders elected
to be treated to an S Corporation for income tax purposes as provided in Section
1362(a) of the Internal Revenue Code. As such, the corporate income or loss and
credits are passed to the stockholders and combined with his personal income
and deductions to determine taxable income on his individual tax returns. The
election continues unless the Company becomes disqualified or until the election
is revoked voluntarily. The Company has been an S Corporation since inception
and therefore is not subject to the built-in gains tax on the sale of any of its assets.

REVENUE

Fees and commissions are recognized when the applicable transaction is completed.

2.     NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net
capital rule (rule 15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net
capital of $ 8,602 which was $ 3,602 in excess of its required net capital of
$5,000. The Company's net capital ratio was .24 to 1.

SCH ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

3.      LEASES

The Company is obligated under an operating lease for its office facilities. Rent
expense for 2002 was $ 5,007 (net of expense sharing agreement). Future
minimum obligations on the lease in effect at December 31, 2002 are:

|  |  |
|---|---|
| 2003 | 7,563 |
| 2004 | 5,841 |
| | $   13,404 |

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002


Total Shareholder's Equity Qualified
  for Net Capital                                                           $      13,202

Deductions – investment                                     (4,600)

          Net Capital                                     $      8,602

SCH ENTERPRISES, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Aggregate Indebtedness
    Included in statement of financial condition
        Payroll tax liabilities           $      2,087

Computation of Basic Net Capital Requirement
    Minimum net capital required (6 2/3% of
        aggregate indebtedness)        $      139

    Minimum dollar net capital requirement of
    reporting broker or dealer        $      5,000

    Net capital requirement        $      5,000

    Excess net capital        $      3,602

    Excess net capital at 1,000%        $      8,393

    Ratio: Aggregate indebtedness to net capital        .24 to 1

## SCH ENTERPRISES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2002

Reconciliation with Company's Computation
    (included in Part IIA of Form X-17A-5
    as of December 31, 2002)

    Net capital, as reported in Company's Part IIA
      (Unaudited)  FOCUS report as amended        $ 8,602

    Net capital        $ 8,602

# PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
SCH Enterprises, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of SCH Enterprises, Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and procedures determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.                          Joseph G. Miller, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.                           Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.
Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 23, 2003